N E W S R E L E A S E

TALISMAN INDONESIA WELL ON PRODUCTION
AT 150 MMCF/D

Calgary, Alberta - March 12, 2007 - Talisman (Corridor) Ltd. (Talisman), a wholly owned subsidiary of Talisman Energy Inc., has started up its most successful well to date in Indonesia. The recently completed Suban 10 well is on production, constrained to 150 mmcf/d (gross sales gas), with a flowing wellhead pressure of 1,250 psi.

“This is a huge well and demonstrates that there is still upside in the Corridor Block more than a decade after the initial discoveries were made,” said Dr. Jim Buckee, President and Chief Executive Officer. “Although the impact of additional volumes from this well will not be felt until the next tranche of gas sales commences, the discovery illustrates the low cost, long-life, attractive rate of return business that underpins our strategy in Southeast Asia. Talisman’s Indonesian production is currently projected to grow from 45,000 boe/d in 2006 to over 75,000 boe/d in 2010."

In conjunction with this increased field deliverability, the 400 mmcf/d Suban Phase 2 gas plant expansion has been tied in. Suban 10 was drilled on the Corridor Production Sharing Contract (PSC) Block where Talisman has a 36% interest in the PSC and field production facilities. The operator is ConocoPhillips (Grissik) Ltd. (54%) with Pertamina holding the remaining 10% interest.

The first phase of the Corridor project started in 1998, producing 195 mmcf/d (gross sales gas) by year-end. The first phase of the Suban project came on stream in late 2002. In August 2004, the Corridor PSC Block contractors agreed to sell approximately 2.2 tcf of natural gas to the Indonesian national gas transmission and distribution company (PGN) into West Java over a period of approximately 17 years. Current production from the Corridor PSC is 510 mmcf/d (gross sales gas).

The Suban Phase 2 gas expansion project was initiated to provide the gas processing facilities for these new sales. In late 2006, the installation of two new 200 mmcf/d capacity gas trains, additional wellhead pipelines and infrastructure was completed. The continuation of the Phase 2 development is expected to see additional wells drilled with the potential for more compression being added over the next few years.

The completion of these facilities represents a significant step in the development of a large scale domestic gas market in Western Indonesia. The new pipeline, which is being completed by PGN, links resource rich Sumatra with West Java, home to 60% of Indonesia’s population of 210 million and most of its industrial capacity.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
& Investor Communications    Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210  Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com   Email:  tlm@talisman-energy.com

09-07
Forward-Looking Statements
This news release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: estimates of projected production growth and increased field deliverability over the upcoming years; further potential Suban facility upgrades; gas to be sold to PGN under contract; gas deliverability on existing and new pipelines; new pipeline construction; business strategy and plans for further drilling, exploration and development and estimated timing; developing a large scale domestic gas market in Western Indonesia; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release. Statements which discuss business plans for drilling, exploration and development assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

•	risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand, including unpredictable facilities outages;
•  risks and uncertainties involving geology of oil and gas deposits;
•  uncertainty of reserves estimates, reserves life and underlying reservoir risk;
•	uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	risk that the new pipeline construction may be delayed and that adequate pipeline capacity to transport the gas to market may not be available;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	any future acquisitions and dispositions;
•	competitive actions of other companies, including increased competition from other oil and gas companies or companies providing alternative sources of energy;
•  health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•     changes to general economic and business conditions;
•     the effect of acts of, or actions against, international terrorism;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
•	results of the Company’s risk mitigation strategies, including insurance and any hedging programs; and
•     the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis - Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

Gross Production
In this news release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

Boe conversion
In this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.